UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

Tallgrass Pictures, LLC

(Name of Issuer)

1429 Island Ave
San Diego, California 92101
https://www.izolabakery.com
(Physical Address & Website of Issuer)

California	**Limited Liability Company**	**November 15, 2004**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees: 43

	Fiscal Year-End December 31, 2024	**Fiscal Year-End December 31, 2023**
Total Assets	$ 4,933,173	$ 2,769,655
Cash & Cash Equivalents	$ 324,945	$ 604,726
Accounts Receivable	$ 0	$ 98,497
Short-Term Debt	$ 516,312	$ 256,880
Long-Term Debt	$ 3,146,549	$ 1,961,221
Revenues/Sales	$ 1,399,675	$ 1,647,324
Cost of Goods Sold	$ 369,234	$ 891,308
Taxes Paid	$ 0	$ 0
Net Gain (Loss)	$ (594,541)	$ (309,560)

April 30, 2026

Tallgrass Pictures, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Tallgrass Pictures, LLC, a California Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

The company filing this Form C-AR for an offering made in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and pursuant to Regulation Crowdfunding must file an annual report with the Commission and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The Company is filing this Form C-AR in order to remedy a previous failure to comply with Regulation Crowdfunding's ongoing reporting requirements.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFERING OF SECURITIES.

NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:

1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. SEE THE SECTION OF THIS FORM C-AR ENTITLED "RISK FACTORS".

THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C-AR. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C-AR OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C-AR AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C-AR.

INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO AN INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

COMPANY SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C-AR. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C-AR carefully, including the sections entitled "RISK FACTORS" and "DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31st.

Tallgrass Pictures, LLC
1429 Island Avenue
San Diego, California 92101
https://www.izolabakery.com

Mailing Address:
3312 Front St.
San Diego, California 92103

Other Physical Addresses:
3320 Fairmount Ave., San Diego, California 92105

Introduction

IZOLA is a San Diego-based bakery that has captured the hearts and taste buds of locals and tourists alike with its exceptional croissants and sourdough bread, all served hot-from-the-oven. The bakery began operations in 2020 amidst the challenges of the COVID-19 pandemic and has experienced rapid growth, fueled by a commitment to quality ingredients, innovative baking techniques, and a focus on creating an inviting and inclusive community space.

IZOLA's French-inspired menu is centered around two artisanal offerings: croissants and sourdough bread. Using time-honored techniques and the finest ingredients, including flour, Normandy butter, locally sourced organic eggs and milk, IZOLA crafts each croissant and sourdough with meticulous attention to detail. Its croissants boast a delicate, flaky exterior with 96 layers of butter, while their sourdough bread is known for its complex flavor profile and chewy texture. Both are baked throughout the day and served hot-from-the-oven, ensuring an unparalleled freshness and taste that sets IZOLA apart. In addition to these core offerings, IZOLA sells hot and cold drinks and occasionally introduces seasonal specials and limited-edition creations, further delighting its customers with innovative flavors and combinations.

History

Tallgrass Pictures LLC was formed in 2004 as a photo and film studio, a creative venture founded by Jeffrey Brown. However, it was during a trip to France in February 2020, as the world grappled with the onset of COVID-19, that the seeds for IZOLA's transformation were sown. Inspired by the simple yet exquisite pastries of French bakeries, Jeffrey and Jenny Chen returned to San Diego with a craving they couldn't satisfy. It was then, amidst the uncertainty and anxiety of the pandemic, that they decided to bring a taste of European comfort to their community.

Jeffrey decided to pivot his studio into a bakery. Despite having no prior baking experience, Jeffrey and Jenny embarked on a journey to master the art of baking from scratch and bring the idea of IZOLA to life. With determination and a commitment to quality, Jeffrey honed his baking skills, learning the intricacies of crafting delicious croissants and sourdough bread. Jenny focused on product procurement, inventory management, and operational strategies. they transformed their century-old photo studio into a makeshift bakery, experimenting with recipes and techniques until they perfected their signature croissants and sourdough bread. On June 10th, 2020, IZOLA lowered its first batch of 12 croissants out of their third-story window to socially distanced customers below, marking the beginning of their extraordinary journey.

Their innovative "hot-from-the-oven" concept and use of premium ingredients garnered widespread acclaim, leading to their recognition as the #1 bakery in the US in 2022, according to Yelp.[1] IZOLA's popularity soared, with word-of-mouth marketing fueling impressive growth. From 2024 to 2025, revenue from its bakery business increased from ~$1.4 million to nearly $3.1 million, respectively. Its traction to date has led Jeffrey to put his studio and film passion project to the side and become 100% committed to growing IZOLA Bakery.

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[1] https://blog.yelp.com/community/top-22-bakeries-2022/

Today, the Company operates its IZOLA Island bakeshop in the East Village of San Diego, California. Following the closure of its original 13th Street location in October 2023, the Company reopened in June 2024 at its current location, which serves as its sole retail storefront. The Company is also developing IZOLA Main, a production facility in San Diego intended to support future growth and improve operational efficiency.

IZOLA aims to expand their reach beyond San Diego, bringing its renowned croissants and sourdough to a wider audience. This ambitious growth will be driven by the team's passion for the artful craft of baking, streamlined operations, and a user-friendly ordering system, all while upholding IZOLA's steadfast commitment to quality, hospitality, and social justice.

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RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED BELOW.

Risks Related to Our Business & Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company has a relatively short operating history as a bakery-cafe, having transitioned from a photo and film studio in 2020. Although established in 2004, our experience in the food service industry is limited compared to more established competitors. This limited track record may make it difficult for investors to assess our ability to execute our business plan, achieve profitability, and manage the unique challenges of the bakery industry.

The Company is dependent on its bakery-cafe operations.
The Company's current operations and financial viability are heavily reliant on the success of its single bakery-cafe. While the Company was originally established as a photo and film studio, that business segment has been largely inactive since the transition to a bakery in 2020. The revenue generated from the photo and film studio is currently insufficient to sustain the Company's operations independently.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among commercial beverage products;
- changes in consumer drinking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- changes in awareness of the social effects of farming and commercial beverage production;
- changes in consumer perception about trendy beverages;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;

- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the purported healthfulness of our products; and
- adverse decisions or rulings limiting our ability to promote the benefits of our beverages.

There can be no assurance that the company will achieve profitability.
There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

The Company's success depends on the experience and skill of its executive officers and key employees.
In particular, the Company is dependent on Jeffrey Brown (Co-Founder, Manager, and Head Baker) and Jennifer Chen (Co-Founder and Manager). The Company does not have an employment agreement with these individuals and there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of either Jeffrey Brown and Jennifer Chen could harm the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter competitors from using our proprietary information, particularly where certain elements of our offering, such as recipes or formulations, may not be fully protectable as intellectual property. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. These third parties may also assert claims against us, with or without merit. Such litigation could be expensive, time-consuming, and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in our industry is still evolving, and intellectual property positions are often uncertain. We cannot assure you that we will prevail in any such proceedings or that any damages or remedies awarded would be commercially meaningful.

The amount of capital the Company was attempting to raise in the Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our complete business plan, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jeffrey Brown and Jennifer Chen in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Jeffrey Brown or Jennifer Chen dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The development and commercialization of our products is highly competitive.
The Company faces significant competition from other bakeries and cafés, both small and large. Numerous independent bakeries operate in the San Diego area, offering similar products and services. Larger chains and grocery stores with bakery sections also pose a competitive threat, as they may benefit from economies of scale, wider brand recognition, and greater marketing resources.

The Company's success depends on its ability to differentiate itself from competitors through factors such as product quality, unique offerings, customer service, and brand reputation. However, there is no guarantee that the Company will be able to maintain or enhance its competitive position. Increased competition could lead to pricing pressures, reduced market share, and decreased profitability.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We source certain packaging materials, food ingredients, and equipment from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to our customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus

scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel and increasing costs. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing 14 regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business is substantially dependent upon awareness and market acceptance of our products and brand.

Our business depends on our acceptance by both our end consumers as well as future distributors as a brand that has the potential to provide incremental sales growth rather than reduce distributors' existing sales. We believe that our success will also be substantially dependent upon acceptance of our product name brand. Accordingly, any failure of our brand to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

As a restaurant, we are regulated by the San Diego County Department of Environmental Health and Quality and must comply with applicable local and state health regulations. These regulations include requirements related to food safety, handling, storage, preparation, sanitation, and facility operations.

We must comply with various health and safety rules and regulations, and it is possible that these regulations and their interpretation may change over time. As such, there is a risk that our operations could become non-compliant with applicable requirements, and any such non-compliance could harm our business.

One of the potential risks we face in the distribution of our products is liability resulting from tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, we may be at risk to substantial financial losses, as we do not carry food service insurance.

Ingredient and packaging and labor costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials. In addition, we purchase and use significant quantities of packaging materials to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including forecasted sales demand, global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing or labor costs could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

If we are not successful in our initiatives related to delivering high-quality food that our customers can trust, our operations and financial results could be negatively impacted.
Our commitment to providing food that customers trust is a cornerstone of our business. We prioritize using ingredients produced with responsible practices. However, sourcing these ingredients can be challenging and may result in higher costs. Additionally, if we are unable to maintain a consistent and sufficient supply of these ingredients while managing costs, our profitability may be negatively affected.

Failure to adhere to our food policy and related initiatives could lead to negative publicity and potential legal liabilities for false advertising. A degradation of product quality could erode customer trust and lead to decreased sales. If any supplier issues arise and become public, our reputation and sales would likely suffer.

The growing consumer demand for responsibly sourced ingredients has led some competitors to adopt similar practices. This increased competition could further strain our supply chain and make it harder for us to differentiate ourselves in the market, potentially impacting our financial performance.

We are subject to geographic concentration risk.
The Company currently operates only one bakery-cafe located in San Diego, California. As a result, our business is highly dependent on the economic conditions, consumer preferences, and competitive landscape of this single geographic market. Any adverse changes in these factors could have a disproportionately negative impact on our financial performance and prospects.

Potential Risks Associated with Geographic Concentration:

- **Economic Downturn:** A local economic downturn in San Diego could significantly reduce consumer spending and foot traffic in our bakery-cafe, leading to a decline in sales and profitability.
- **Changing Consumer Preferences:** Shifts in local consumer preferences or trends away from our products could adversely affect demand and our ability to maintain or increase market share.
- **Increased Competition:** The emergence of new competitors or the expansion of existing competitors in the San Diego market could intensify competition, potentially leading to price wars, reduced market share, and lower profitability.
- **Natural Disasters or Other Disruptions:** Natural disasters, such as earthquakes, fires, or floods, or other unforeseen events specific to the San Diego area, could disrupt our operations, damage our bakery-cafe, or temporarily close it down, resulting in significant financial losses.
- **Regulatory Changes:** Changes in local regulations, zoning laws, or health codes in San Diego could increase operating costs, restrict our business activities, or require costly renovations or modifications to our bakery-cafe.

The Company has experienced past disruptions to its business operations due to non-compliance with food permitting requirements.

Specifically, our bakery-cafe located at 710 13th St. in San Diego, California was forced to temporarily (8 months) cease operations because the scale of our bakery operations exceeded the limitations set forth in our existing food permit. This incident resulted in financial losses and potential damage to our reputation.

Potential Risks Associated with Regulatory and Permitting Compliance:

- **Future Non-Compliance:** There is a risk that we may again inadvertently violate food permitting regulations, either due to changes in those regulations or our own oversight. Such non-compliance could result in further interruptions to our operations, fines, penalties, or legal action.
- **Increased Costs:** Obtaining and maintaining necessary permits and licenses can be costly and time-consuming. We may incur significant expenses to comply with evolving regulations, potentially impacting our profitability.
- **Delays and Disruptions:** The process of obtaining permits or resolving compliance issues may cause delays in our business operations, including renovations, expansions, or new product launches.
- **Reputation Damage:** Negative publicity surrounding regulatory non-compliance could harm our brand image and customer trust, leading to reduced sales and customer loyalty.

Consumer preferences and customer traffic could be negatively influenced by health concerns or negative media coverage regarding the consumption of specific food products. Such concerns can lead to decreased demand and adversely affect sales.

Instances of food safety issues, whether confirmed or unverified, such as foodborne illnesses, tampering, contamination, or mislabeling at any point in the supply chain, have historically damaged the reputations of companies in the food industry. This could also affect us. Any report linking our company to such issues could harm our brand image, significantly reduce sales, and potentially result in product liability claims, lawsuits, or other damages.

Foodborne illnesses like norovirus or hepatitis A, as well as injuries caused by foreign objects in food, have previously led to temporary closures of businesses similar to ours. These incidents can also affect the price and availability of ingredients, increasing costs and decreasing customer visits. Moreover, any instances of food contamination, whether or not they occur at our locations, could subject us or our suppliers to a food recall under the FDA's Food Safety Modernization Act.

Our business is closely tied to the overall economic health of the United States and the global economy. Adverse economic conditions could have a detrimental effect on our business and financial performance, potentially leading to a significant impact on our liquidity and capital resources, as well as those of our suppliers.

As our business model relies on consumer discretionary spending, broader macroeconomic factors play a crucial role in our financial results. Factors like unemployment, rising fuel and energy costs, foreclosures, bankruptcies, reduced access to credit, and declining home prices can lead to a decrease in discretionary purchases by consumers. Our business strategy focuses on maintaining transaction counts, average check amount, and margin growth. Therefore, any significant decline in customer traffic or average profit per transaction, resulting from reduced purchases or a shift towards lower-priced items, will negatively impact our financial performance. If negative economic conditions persist or worsen, consumers may permanently alter their discretionary spending habits, further affecting our business.

Additionally, financial difficulties faced by our suppliers could disrupt the supply chain, resulting in product delays or shortages. This could further exacerbate the challenges we face during economic downturns.

The evolving landscape of consumer preferences and regulatory oversight regarding nutrition and advertising practices poses a potential risk to our business.

As consumers increasingly prioritize healthier options and demand transparency, our industry faces heightened scrutiny. While we have taken proactive steps to comply with current regulations, future regulations could necessitate further nutritional disclosures or restrict the use of certain ingredients.

Implementing and monitoring these changes may incur additional costs, which could negatively impact our business. Additionally, adapting our offerings to meet evolving consumer preferences and regulatory requirements might be challenging and could potentially alienate certain customer segments. It is crucial for us to remain vigilant and adaptable in navigating this changing landscape to ensure our continued success and customer satisfaction.

The emergence of a widespread disease outbreak, whether regional or global, poses a significant threat to our business.

Our establishment is often seen as a community gathering place for social and professional interactions. However, during a health crisis, customers may choose to avoid such public spaces, and government authorities may impose restrictions or outright bans on public gatherings to mitigate the spread of the disease.

Furthermore, a pandemic could severely disrupt our supply chain, leading to delays or shortages in the production and delivery of essential ingredients and products. Additionally, we could face staffing challenges as employees may be unable to work due to illness or quarantine measures. These factors combined could have a substantial and lasting negative impact on our business operations and financial performance.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Risks Related to Investment in our Securities

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON EVALUATING THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C-AR AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon the Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of the Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C-AR and all Exhibits carefully and should consult with its own attorney and business advisor prior.

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney. The Company may also limit potential sales or transfers of the Securities and may never undergo a liquidity event, which further limits your ability to liquidate your investment.

You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Securities is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in the Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Additionally, if you want to sell your Securities, the Company will have the first right of refusal to buy the Securities, which could make it harder to find a buyer. The Company's Operating Agreement may also further restrict Investors from selling or transferring their Securities. Investors should carefully read the Company's Operating Agreement, attached hereto as Exhibit F. Lastly, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event never occurs, the Purchasers could be left holding the Securities in perpetuity.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. Investors who purchase Membership Units shall have no voting, approval, or consent rights to call meetings of the Members. Except as otherwise required in the Operating Agreement, a vote, consent or approval of Members holding a majority of the Units entitled to vote shall be sufficient to authorize or approve all matters in which a vote, approval or consent of the Members is required. The Membership Units issued in the Offering are not entitled to vote on any matter that requires a vote, approval, or consent of the Members.

Membership Units are equity interests in the Company and do not constitute indebtedness.
Membership Units rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Membership Units. Dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's managing members deem relevant at the time. In addition, the terms of the Membership Units do not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Membership Units.

Investors cannot declare Membership Units in "default" and demand repayment.
Membership Units do not have any "default" provisions upon which investors will be able to demand repayment of their investment.

Membership Units are subordinated to all other forms of capital.
Membership Units represent equity in the Company. However, Membership Units are subordinate to all other forms of capital in the Company's capital structure. Therefore, in the event of a liquidation, dissolution, or winding up of the Company, holders of Membership Units will only receive distributions after all senior forms of equity, if there are any, and debt have been fully paid. However, there is no guarantee of any investment return.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Membership Units.

There can be no assurance that we will ever provide liquidity to Membership Unit investors through either a sale of the Company or a registration of the Membership Units.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Membership Unit investors. Furthermore, we may be unable to register the Membership Units for resale for legal, commercial, regulatory, market-related, or other reasons. In the event that we are unable to effect a registration, Membership Unit investors could be unable to sell their securities unless an exemption from registration is available.

Ownership of Membership Units is subject to dilution.
Owners of Membership Units do not have preemptive rights. If the Company conducts subsequent offerings of Membership Units or securities convertible into Membership Units, issues units pursuant to a compensation or distribution reinvestment plan or otherwise issues additional units, owners of Membership Units who do not participate in those other unit issuances will experience dilution in their percentage ownership of the Company's outstanding units. Furthermore, owners of Membership Units may experience a dilution in the value of their units depending on the terms and pricing of any future unit issuances and the value of the Company's assets at the time of issuance.

The price of the Securities has been set by the Company in accordance to its capital needs.

The purchase price of the Securities have been determined primarily by the anticipated capital needs of the Company and bears no relationship to any established criteria of value such as book value, sales per Unit, or earnings per Unit.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding equity currently beneficially own up to 100% of the Company's equity. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C-AR include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C-AR.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C-AR primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section entitled "RISK FACTORS" and elsewhere in this Form C-AR. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C-AR. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C-AR relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C-AR to reflect events or circumstances after the date of this Form C-AR or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C-AR, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

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MARKET & INDUSTRY DATA

This Form C-AR contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "RISK FACTORS."

THE COMPANY

Business & Anticipated Business Plan

Tallgrass Pictures LLC, originally a photo and film studio founded by Jeffrey Brown in 2004, transformed into IZOLA Bakery in 2020. The pivot was inspired by a trip to France just before the COVID-19 pandemic. Jeffrey and Jenny Chen, driven by a desire to recreate the exquisite pastries they experienced, turned their San Diego studio into a bakery. With no prior baking experience, they mastered the craft of croissants and sourdough bread. In June 2020, the company debuted its first creations by lowering the first batch of croissants from their third-story window to socially distanced customers, marking the start of this new venture.

Today, the Company operates a single location in the East Village of San Diego, California. After being temporarily closed since October 2023, it reopened at a new East Village location on June 27, 2024. Following this reopening, the Company is raising capital to build a production facility in City Heights, which will serve as a hub for future IZOLA cafés, and is planning to expand to additional locations.

IZOLA aims to establish itself as the premium, artisanal bakery brand in Southern California. Looking ahead, IZOLA's vision is to change the way America experiences croissants and sourdough. Through a combination of technological innovation, operational efficiency, and unwavering commitment to quality and hospitality, IZOLA aims to create a truly unique and memorable experience for every customer, one hot croissant and sourdough bread slice at a time.

The bakery's core revenue streams are generated through the direct sale of its croissants and sourdough bread at its San Diego storefront. However, IZOLA recognizes the potential for expansion and diversification. The company's roadmap focuses on building a robust infrastructure to support growth. The planned dough innovation center and bakeshop will not only enable us to increase production capacity but also serve as a hub for innovation, allowing IZOLA to experiment with new products and streamline operations. This will pave the way for the future establishment of multiple IZOLA Bread Cafés across Southern California, each offering the same high-quality, hot-from-the-oven experience that has become synonymous with the brand.

Beyond brick-and-mortar expansion, IZOLA is also exploring opportunities in retail partnerships and direct-to-consumer channels. By partnering with grocery stores and developing an online ordering platform, IZOLA aims to make its products more accessible to a wider audience. The goal of this multi-pronged approach is to help the bakery to reach new customers, increase sales, and solidify its position as a leader in the artisanal baked goods market within Southern California.

Current Location & Previous Location

IZOLA opened its new location (1429 Island Ave.)—dubbed IZOLA Island— in San Diego's East Village on June 27, 2024. The new space boasts a larger kitchen and an expanded seating area, allowing for increased production and a more comfortable dining experience. Loyal patrons and curious newcomers alike are invited to rediscover IZOLA's beloved croissants and sourdough, now served in a bright and inviting atmosphere. With this move, IZOLA is poised to further solidify its place as a beloved San Diego institution and continue its mission of providing exceptional baked goods to the community.

IZOLA was released from its lease at its previous location (710 13th St.) on November 1, 2024.

Current products

1. *Croissants:*

   IZOLA's croissants are a testament to artisan craftsmanship and dedication to quality. Made with organic flour, butter from Normandy, organic eggs and sugar, and organic milk, each croissant boasts 96 delicate layers of buttery goodness. The bakery's commitment to using the finest ingredients and meticulous technique results in a croissant that is both visually stunning and incredibly delicious. Warm, flaky, and boasting a rich buttery flavor, IZOLA's croissants have garnered a loyal following and are often cited as a must-try for any visitor to San Diego.

2. *Sourdough Bread:*

   IZOLA's sourdough bread is enriched from a process consisting of slow fermentation and the use of high-quality ingredients. Crafted with a wild yeast starter, the dough undergoes a meticulous three-day process, resulting in a complex flavor profile and a satisfyingly chewy texture. The bread boasts a thick, crackly crust that gives way to a soft, airy interior with a subtle tang. IZOLA's sourdough is a versatile loaf, perfect for enjoying on its own, dipping in olive oil, or as the foundation for a gourmet sandwich.

3. *Drinks:*

 IZOLA complements its baked goods with a selection of carefully curated beverages. Alongside classic coffee options like espresso and cappuccino, the bakery offers unique seasonal drinks like lattes and refreshing iced teas. For those seeking something more indulgent, IZOLA's hot chocolate, made with rich dark chocolate, is a decadent treat. The company received it's ABC Type 41 alcohol permit, which will enable it to sell beer and wine in Q3 2024.

Future plans

IZOLA's hub-and-spokes model is centered around the IZOLA Main development project, which is a significant investment in the company's future growth and expansion. The new facility is being designed to improve the quality and consistency of our signature products while also increasing production capacity for future locations.

This project will create IZOLA Main which will enhance future production at IZOLA bakeries. At IZOLA Main, IZOLA croissants and sourdough will be produced for cafés the Company anticipates opening throughout Southern California. These cafés are expected to be   bakeshops that operate as a standalone bakery. The cafés will bake hot from the oven croissants and sourdough. The scope and scale of IZOLA Main were refined in 2025 to better align with current demand and operational priorities.

The IZOLA Main project represents a major step forward for the company, better positioning the Company to meet growing demand, expand into new markets, and create higher-paying jobs due to increased efficiency. By investing in this cutting-edge facility, IZOLA is demonstrating its commitment to innovation, quality, and community impact, solidifying its position as a leader in San Diego's vibrant bakery scene. Currently, the IZOLA team has secured a lease for the IZOLA Main location and is working to submit a building plan to the city of San Diego. The team needs a substantial amount of capital to begin building this location once construction plans have been approved. The team expects to open IZOLA Main in Q4 2026.

In addition to IZOLA Island and IZOLA Main, IZOLA is planning to expand its sales pipeline in the next couple of years, first beginning with opening its second bread café.

IZOLA Bread Cafés	IZOLA Bake at Home / Wholesale
IZOLA Bread Cafés are bakeshops serving hot-from-the-oven sourdough and croissants throughout the day. IZOLA Island is the Company's first and currently only operating location, while IZOLA Main, the planned central production hub, is not yet open.	IZOLA's Bake at Home program will serve as the birth of its wholesale channel, where consumers and business can purchase frozen ingredients supplied by IZOLA to bake sourdough and croissants at their own house or business location.

Products & Services

Products/Services	Development Stage	Description	Market
Croissants	Developed	Its Croissants are made with 96 delicate layers of Normandy butter and is exceptionally light and flavorful. It takes three days to prepare, and they are baked fresh throughout the day, served hot-from-the-oven, offering a delicious, straightforward experience. Flavors include chocolate, blackberry chocolate, Moroccan black olive chocolate, everything, almond, and chocolate almond, which are among many other flavor profiles the team creates throughout each season.	Locals and vacationers in San Diego, California.
Sourdough Bread	Developed	Naturally leavened, hand-made sourdough bread. Ingredients include organic High Mountain flour, water, sea salt, and wild	Locals and vacationers in

			sourdough leaven. IZOLA's sourdough bread can be purchased in numerous flavors that include, Seedy Multigrain, Roasted Garlic, Olive, and Cranberry Pecan.	San Diego, California.
Drinks	Developed		IZOLA offers coffee- and tea-based drinks, which can be served either hot or cold.	Locals and vacationers in San Diego, California.

Intellectual Property

Trademark	Status	Serial Number	Description	Market
IZOLA	Active	97404423	"IZOLA" trademark is intended to cover the categories of bakery desserts; bakery goods; bakery products.	USA

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation(s)	Business Experience
Jeffrey Brown	N/A	Co-Founder, Head Baker, and Managing Member	Co-Founder, Head Baker, and Managing Member @ IZOLA *March 2020 – Present* *San Diego, CA*	Co-Founder, Head Baker, and Managing Member @ IZOLA *March 2020 – Present* *San Diego, CA* Supervises culinary, design, expansion, and hospitality programs.
Jennifer Chen	N/A	Co-Founder and Member	Co-Founder @ IZOLA *March 2020 - Present* *San Diego, CA*	Co-Founder and Member @ IZOLA *March 2020 - Present* *San Diego, CA* Builds and oversees leadership, merchandising, operations, marketing, and technology teams --- Associate Director of Merchandising @ Brilliant Earth *May 2008 – November 2023* *San Francisco, CA* Lead the merchandising, visual merchandising, and product development strategy.

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Legal Matters

Covered Persons
Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

Governmental/Regulatory Approval and Compliance
The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Specifically, IZOLA must comply with various FDA and local jurisdictional rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of our products. It is possible that regulations and the interpretations thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

As a bakery, we are also regulated by the San Diego County Department of Environmental Health and Quality and must comply with applicable local and state health regulations, including requirements related to food safety, handling, storage, preparation, sanitation, and facility operations.

In addition, our locations are subject to permitting and licensing requirements and regulations by a number of government authorities, which may include, among others, alcoholic beverage control, health and safety, sanitation, labor, zoning and public safety agencies in the state and/or municipality in which we are located. The development and operation of our locations depends on selecting and acquiring suitable sites that satisfy our financial targets, which are subject to zoning, land use, environmental, traffic and other regulations.

Our operations are also subject to federal and state labor laws governing such matters as minimum and tipped wage requirements, overtime pay, health benefits, unemployment taxes, workers' compensation, work eligibility requirements, working conditions, safety standards, and hiring and employment practices.

Our facilities must comply with the applicable requirements of the Americans with Disabilities Act of 1990 ("ADA") and related state accessibility statutes. Under the ADA and related state laws, we must provide equivalent service to disabled persons and make reasonable accommodation for their employment. When constructing or undertaking remodeling of our locations, we must make those facilities accessible.

We are subject to laws relating to information security, privacy, cashless payments and consumer credit protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers, financial information (including credit and debit card numbers) and health information.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

Bad Actor Disclosure
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

Annual Reports
The Company previously sold securities in Regulation Crowdfunding offerings and was thus subject to ongoing annual reporting requirements. In order to rely on Regulation Crowdfunding for its most recent Offering, the Company cured its

delinquency with respect to its annual reporting obligations and on June 24, 2024 filed with the Commission and provided to investors both of the annual reports required during the two years immediately preceding the Offering.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

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DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C-AR and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.

Results of Operations

IZOLA Bakery's financial performance from 2020 through 2024 reflects a remarkable transformation and a period of exponential growth. The company's roots as a photo studio, established in 2004, took a significant turn in 2020 when it transitioned into the artisan bakery it is today. This pivotal shift marked the beginning of a new era for IZOLA, one characterized by rapid expansion and a growing reputation for exceptional baked goods.

In 2020, IZOLA's revenue was nascent, as the bakery was in its early stages of development. However, the company quickly gained traction, fueled by a passionate team, a commitment to quality, and a growing demand for artisan bread and croissants. The following years saw IZOLA's revenue skyrocket, with an annual growth rate of 130% from 2020 through 2023. This impressive growth trajectory culminated in over $1.6 million in revenue for 2023, a testament to the company's successful transition and the strength of its brand. However, it is important to note that 2023 revenue accounted for only ten months, as the company ceased operations in October 2023 as part of its relocation effort.

In 2024, IZOLA reported total revenues of nearly $1.41 million, reflecting a decline from 2023 due to the temporary suspension of operations until the opening of its new bakeshop in late June 2024. From January through May 2024, the company generated nearly $20,000 in revenue from leasing its bakery space. However, since the new bakeshop opened, monthly revenues have grown significantly, averaging more than $225,000 per month from July through December 2024.

This period of growth can be attributed to several factors, including a focus on high-quality ingredients, a dedication to traditional baking methods, and a strong connection to the local community. IZOLA's sourdough bread and croissants quickly became sought-after items, drawing a loyal following and generating significant buzz in the San Diego food scene. The company's success in navigating the challenges of a new venture and a rapidly changing market is a testament to its entrepreneurial spirit and its ability to adapt and innovate.

However, IZOLA has also experienced increased operating costs in recent years. In 2024, operating expenses reached $630,646. Payroll and lease expenses have remained the company's largest operating costs, reflecting its focus on high-quality ingredients, fair employee compensation, and the costs associated with its expansion. Despite these increases, IZOLA has demonstrated its ability to scale operations effectively to meet rising demand.

IZOLA's expansion costs have resulted in annual net losses, with the company posting a full-year 2024 net loss of $594,541, a larger loss compared to prior years. However, September 2024 marked a significant milestone, as IZOLA achieved its first month of operational profitability. The company continued to maintain operational profitability from October through December 2024, reaching $33,899 in net operating income in December.

As of December 2024, IZOLA had $268,552 in cash on hand, positioning the company to continue its growth trajectory. While IZOLA has yet to reach net income profitability on an annual basis, its ability to generate positive monthly net operating income reflects improving financial sustainability. The company remains focused on long-term expansion and aims to further strengthen its profitability as it refines operations and scales its business.

Material Changes and Trends

In late 2023, IZOLA Bakery experienced a material change due to an unforeseen temporary closure of its original East Village location. This closure was necessitated by a violation of food permit requirements, requiring substantial upgrades to the kitchen and restaurant space to meet operational needs. While initially intending to reopen in early 2024 after renovations, the company ultimately decided not to return to its original location due to ongoing challenges with the century-old building.

This closure represented a significant shift for the company, forcing it to adapt and pivot its operations. However, IZOLA has demonstrated resilience and adaptability by securing a new location in the East Village and working diligently to reopen its doors and reopened on June 27th 2024. And is now operating 7 days per week and returned to operational profitability in Q3 2024. The company remains committed to serving its loyal customer base and is focused on resuming normal operations while ensuring that the new location meets all necessary requirements and provides an even better experience for its customers.

Liquidity and Capital Resources

As of December 31, 2024, the Company had $324,945 in current assets and $516,312 in current liabilities, resulting in a working capital deficit of $191,367.

Capital Expenditures and Other Obligations

IZOLA is set to embark on a significant expansion, with the expectation of investing up to $4.2 million to establish a central production facility designed to serve as a hub for its bakery operations. To date, the company has borrowed $1,313,000 for the acquisition of the land and building, marking a crucial first step. This loan amount was issued to a 3320 Fairmount LLC, a related party of IZOLA, which is a guarantor of the loan.

_____

OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (assume converted prior to Offering)
Membership Units	N/A	13,256,755	1 vote per unit for Managing Members only	No preferred returns Limitations on withdrawals and transfers No liability	The Securities will be diluted if/when the Company issues additional membership units.	100%
Revenue Share Note	$101,900 Principal Amount	$89,058.67 Principal Amount	N/A	The revenue sharing notes will be repaid to investors at a rate of .306% of gross revenue, paid quarterly until the maturity date, when any balance remaining becomes due in full.	N/A	0%

Principal Security Holders

As of the date hereof, a majority of the Company is owned by Jeffrey Brown.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering
Jeffrey Brown	Membership Units	9,600,000	100%

Exempt Offerings Conducted Within the Past Three Years

Date of Offering	Exemption	Securities Offered	Amount Sold	Use of Proceeds
June 25, 2024	Regulation Crowdfunding	Membership Units, $1.80 – $2.20 per unit	$882,961	IZOLA Main development, sales channel expansion, debt servicing, capital reserves, and technology improvements
March 13, 2023	Regulation Crowdfunding	Membership Units, $2.00 per unit	$539,300	Croissant & sourdough equipment upgrade, IZOLA Main building planning services and debt servicing, and general corporate purposes
June 13, 2022	Regulation Crowdfunding	Membership Units, $1.00 & $2.00 per unit	$997,500	Croissant & sourdough, 710 13th St. facility renovations, IZOLA Main building planning services and debt servicing, and general corporate purposes
March 29, 2022	Regulation Crowdfunding	Revenue Sharing Note	$101,900	Build out café space at 710 13th St. and general corporate purposes

Material Terms of Any Debt

The Company owes the following:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Revolving credit	$137,019 as of December 2024	Up to 29.99%	Revolving	Minimum payments must be made each month that amounts to the interest charged per period plus 1% of the total balance. The Company expects to pay off its credit card balances from the proceeds of this raise.
Revenue Sharing Note - Various investors	$89,059 as of December 2024	N/A	January 1, 2031	On June 2022, the Company issued $101,900 in revenue sharing notes to investors. The revenue sharing notes will be repaid to investors at a rate of .306% of gross revenue, until 1.2x (or 1.3x for early bird investors) is returned, paid quarterly until the maturity date, when any balance remaining becomes due in full.
U.S. Small Business Administration (SBA) Economic Injury Disaster Loan (EIDL) com	$316,494 as of December 2024	3.75%	August 5, 2051	The SBA loan is secured by any tangible and intangible assets purchased from the proceeds of this loan. Jeffrey Brown has personally guaranteed the repayment of this loan. The SBA Economic Injury Disaster Loan (EIDL), originally issued in May 2020 and later increased to $317,200 in August 2021, carries a 3.75% interest rate, with monthly payments of $1,601 beginning 24 months from the original note and a 30-year maturity.

| 3320 Fairmount LLC | Remaining obligation: $3,415,199 | N/A | August 4, 2047 | On August 1, 2022, the Company entered into a lease with 3320 Fairmount LLC for the IZOLA Main property at 3320 Fairmount Avenue in San Diego, California.

In connection with this arrangement, the Company has guaranteed the repayment of a $1,160,000 loan from Live Oak Banking Company to 3320 Fairmount LLC. The loan bears interest at 6.58% and matures on September 3, 2047. The guarantee requires the Company to perform if 3320 Fairmount LLC fails to make required payments, though the Company believes this risk is remote. |

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

The Company has engaged in the following transactions which may give rise to a conflict of interest with the Company, its operations, or its security holders.

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
Jennifer Chen	Co-Founder and Member	Par value: $24,000	Jeffrey Brown gifted Jennifer Chen 2,400,000 Membership Units in the Company in 2022.
3320 Fairmount LLC	Limited liability company owned by Jeffrey Brown and Jennifer Chen	$1,160,000 principal + interest	IZOLA has irrevocably and unconditionally guaranteed the repayment of principal and interest for the following: 3320 Fairmount LLC entered into a loan to borrow $1,160,000 to finance the acquisition and improvement of the IZOLA Main property at 3320 Fairmount Avenue in San Diego, California. The interest rate is fixed at 6.58% per annum, and the loan matures September 3, 2047. For the first five years of the loan's term, prepayment is permitted with a penalty starting at 5%, and reduced by 1% each subsequent year, on the prepaid amount. Thereafter, prepayment may be made without penalty but shall not exceed 20% of the outstanding principal amount each year. If the loan is refinanced and prepaid in full, the applicable prepayment penalty for that year shall apply. The balance of the loan was $1,117,072 as of December 2024.

3320 Fairmount LLC	Limited liability company owned by Jeffrey Brown and Jennifer Chen	Up to $890,000 principal + interest	IZOLA has irrevocably and unconditionally guaranteed the repayment of principal and interest for the following: 3320 Fairmount LLC entered into a loan to borrow up to $890,000 to finance the acquisition and improvement of the IZOLA Main property at 3320 Fairmount Avenue in San Diego, California The interest rate is variable (prime + 3%) and is currently 11.5% per annum. The loan matures September 3, 2047. Prepayment is permitted without penalty. The balance of the loan was $213,426 as of December 2024.
3320 Fairmount LLC	Limited liability company owned by Jeffrey Brown and Jennifer Chen	$268,630 paid through December 2024.	On August 1, 2022, the Company entered into a lease with 3320 Fairmount LLC for the IZOLA Main property at 3320 Fairmount Avenue in San Diego, California. Rental payments fund the previously described loan obligations guaranteed by IZOLA as well as development and property improvement expenses. The Company's annual lease obligation is $193,924 through 2028, and the aggregate obligation thereafter is $3.6M. Monthly payments are currently $16,160. Payments are subject to increase if leasehold improvement expenses increase. The lease will terminate on the later of (A) August 4, 2047 or (B) the termination of the 3320 Fairmount LLC loans previously described. If the all loans and obligations related to tenant improvements are paid-in-full before the termination of this lease, monthly lease payments will be equal to the then-prevailing base rental rate for new triple net leases of comparable space in the City Heights area, excluding the value of the tenant improvements paid for by Tallgrass Pictures, LLC. Using current price per square foot per month for comparable properties, the monthly lease payments would be approximately $14,000, excluding tenant improvements made by Tallgrass Pictures, LLC. This is a forward-looking estimate and is expected to change.
Jeffrey Brown and Jennifer Chen	Co-Founders and Members	Up to $195,000	The Company has agreed to pay Jeffrey Brown and Jennifer Chen performance-based bonuses of up to $195,000 in the aggregate at an undetermined time. The Company reserves the right to decide when and how much shall be paid to each, not exceeding $195,000.

_____

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Jeffrey Brown, certify that the accompanying unaudited financial statements of Tallgrass Pictures, LLC, comprised of the balance sheet and the related statements of income (deficit), stockholder's equity, and cash flows for the fiscal years ended December 31, 2024, and the related notes to said financial statements (collectively, the "**Financial Statement**"), are true and complete in all material respects; and

/s/ Jeffrey Brown
(Signature)

Jeffrey Brown
(Name)

Co-Founder, Head Baker, and Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following person(s) in the capacities and on the dates indicated.

/s/ Jeffrey Brown
(Signature)

Jeffrey Brown
(Name)

Co-Founder, Head Baker, and Managing Member
(Title)

April 30, 2026
(Date)

_____

<center>**EXHIBITS**</center>

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Tallgrass Pictures, LLC (d/b/a IZOLA Bakery)

Audited Financial Statements

Years Ended December 31, 2025 and 2024

Tallgrass Pictures, LLC (d/b/a IZOLA Bakery)
Audited Financial Statements
Years Ended December 31, 2025 and 2024
Table of Contents



Certified Public Accountant and Consultant

Antonio Jones, CPA
IDRPRS License No: 065.043168
Peer Review Firm No: 900256001504

Member of the AICPA and the
The Illinois CPA Society

INDEPENDENT AUDITOR'S REPORT

To the Management of
Tallgrass Pictures, LLC (d/b/a IZOLA Bakery)
San Diego, California

Report on the audit of the Financial Statements

Opinion

I have audited the financial statements of Tallgrass Pictures, LLC (d/b/a IZOLA Bakery), which comprise the balance sheets as of December 31, 2025, and December 31, 2024, and the related statement of income, and cash flows for the years ending, and the related notes to the financial statements.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Tallgrass Pictures, LLC as of December 31, 2025, and December 31, 2024, and the results of its operations, and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Basis for Opinion

I conducted my audit in accordance with auditing standards generally accepted in the United States of America (GAAS). My responsibility under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of this report. I am required to be independent of Tallgrass Pictures LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to my audits. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Responsibility of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, which raise substantial doubt about Tallgrass Pictures, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

My objective is to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes my opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore there is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, I:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

205 North Michigan Avenue, Suite 810 – Chicago, IL 60601
Tel: (708) 769 -3934 • Email: antoniojonesconsulting@gmail.com• Web Site: www.antoniojonesconsulting.com

3



Certified Public Accountant and Consultant

Antonio Jones, CPA
IDRPRS License No: 065.043168
Peer Review Firm No: 900256001504

Member of the AICPA and the
The Illinois CPA Society

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Tallgrass Pictures LLC's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in my judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Tallgrass Pictures LLC's ability to continue as a going concern for a reasonable period of time.

I am required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Antonio Jones, CPA
Chicago, IL

205 North Michigan Avenue, Suite 810 – Chicago, IL 60601
Tel: (708) 769 -3934 • Email: antoniojonesconsulting@gmail.com• Web Site: www.antoniojonesconsulting.com

4

Tallgrass Pictures, LLC (d/b/a IZOLA Bakery)
Balance Sheet
As of December 31, 2025 and 2024

	Note	2025	2024
ASSETS			
Current Assets			
Cash	1.g	$ 306,419	$ 268,552
Inventory	1.h	$ 57,282	$ 50,621
Prepaid Expenses		$ 1,450	$ 3,750
Interest Receivable		$ 2,462	$ -
Note Receivable	7	$ 3,251	$ -
Other Current Assets		$ 473	$ 2,023
Total Current Assets		$ 371,336	$ 324,945
Noncurrent Assets			
Property, Plant & Equipment, Net	2	$ 446,082	$ 493,165
Construction in Progress	2	$ 1,287,673	$ 964,734
Real Estate	2	$ 69,100	$ 69,100
Right-of-Use Operating Lease	5	$ 2,851,057	$ 3,065,728
Security Deposit		$ 15,500	$ 15,500
Note Receivable	7	$ 207,958	$ -
Total Noncurrent Assets		$ 4,877,371	$ 4,608,227
Total Assets		**$ 5,248,707**	**$ 4,933,173**
Liabilities and Stockholders' Equity			
Current Liabilities			
Accounts Payable	3	$ 54,273	$ 137,019
Gift Card Liability		$ 16,078	$ 13,991
Payroll Liabilities		$ 39,942	$ 20,871
SBA Loan	4	$ 6,975	$ 6,719
Revenue Sharing Note	8	$ 4,500	$ 2,800
Lease Liability - Current	5	$ 340,461	$ 334,912
Total Current Liabilities		$ 462,229	$ 516,312
Long-Term Liabilities			
Lease Liability - Noncurrent	5	$ 2,510,596	$ 2,750,516
Revenue Sharing Note	8	$ 80,252	$ 86,259
SBA Loan	4	$ 300,354	$ 309,775
Total Long-Term Liabilities		$ 2,891,202	$ 3,146,549
Total Liabilities		$ 3,353,430	$ 3,662,861
Member's Equity			
Capital Contributed		$ 110,983	$ 110,983
Investor Equity	9	$ 2,267,338	$ 1,915,062
Retained Earnings		$ (755,732)	$ (161,193)
Net Income		$ 272,687	$ (594,541)
Total Equity		$ 1,895,276	$ 1,270,312
Total Liabilities and Stockholders' Equity		**$ 5,248,707**	**$ 4,933,173**

See auditor's report and the accompanying notes to the financial statements.

Tallgrass Pictures, LLC (d/b/a IZOLA Bakery)
Income Statement
For the years ending December 31, 2025 and 2024

	Note	2025	2024
Revenue			
Revenues	1.l	$ 3,085,824	$ 1,399,675
Cost of Goods Sold	1.m	$ 644,807	$ 369,234
Wages, payroll taxes and benefits		$ 1,374,905	$ 970,012
Gross Profit		$ 1,066,112	$ 60,429
Operating Expenses			
Lease Expense	5	$ 323,230	$ 272,016
Supplies and small equipment		$ 21,256	$ 22,170
Professional Fees		$ 29,891	$ 54,000
Merchant & credit card fees		$ 94,096	$ 55,080
Utilities		$ 110,908	$ 57,096
Repairs and maintenance	1.o	$ 50,033	$ 35,483
Communication and IT		$ 33,213	$ 27,971
Travel		$ 779	$ 2,691
Adverting and promotion	1.n	$ 9,611	$ 9,950
Other operating expenses		$ 46,034	$ 37,708
Permits and taxes		$ 5,263	$ 27,216
Insurance		$ 4,202	$ 4,590
Depreciation	1.i,2	$ 49,399	$ 24,674
Total Operating Expenses		$ 777,916	$ 630,646
Net Operating Income (Loss)		$ 288,196	$ (570,217)
Other Income (Expenses)			
Interest Income		$ 14,327	$ 11,602
Interest Expense	5	$ (29,836)	$ (35,926)
Total Other Income (Expense)		$ (15,509)	$ (24,324)
Net Income (Loss)		$ 272,687	$ (594,541)

See auditor's report and the accompanying notes to the financial statements.

6

IZOLA Tallgrass Pictures, LLC (d/b/a IZOLA Bakery)
Statement of Cash Flows
For the years ending December 31, 2025 and 2024

		2025		2024
OPERATING ACTIVITIES				
Net Income	$	272,687	$	(594,541)
Adjustments to reconcile Net Income to Net Cash provided by operating activities				
Interest Receivable	$	(2,462)	$	-
Inventory assets	$	(4,359)	$	(26,796)
Prepaid Expenses	$	-	$	98,497
Receivable in Transit	$	-	$	-
Accumulated Depreciation	$	49,399	$	24,674
Amortization of Right-of-use Operating Lease	$	214,671	$	(746,716)
Accounts Payable	$	(82,747)	$	109,481
Gift Cards	$	2,088	$	13,991
Lease Liability	$	(234,371)	$	766,416
Payroll Liabilities	$	20,621	$	15,675
Security Deposit	$	-	$	(15,500)
Interest	$	(13,472)	$	(2,051)
Total Adjustments to reconcile Net Income to Net Cash Provided by operations	$	(50,631)	$	237,670
Net cash provided by operating activities	$	222,056	$	(356,870)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed assets	$	(2,316)	$	(120,174)
Construction in Progress	$	(322,939)	$	(453,253)
Real Estate	$	-	$	(44,100)
Short Term Notes	$	(211,209)	$	-
Net cash(used) by investing activities	$	(536,464)	$	(617,527)
FINANCING ACTIVITIES				
Capital Raise	$	352,276	$	638,224
Net Cash Provided by Financing Activities	$	352,276	$	638,224
Net Increase in cash	$	37,867	$	(336,174)
Cash, beginning of year	$	268,552	$	604,726
Cash, end of year	$	306,419	$	268,552

See auditor's report and the accompanying notes to the financial statements.

7

Tallgrass Pictures, LLC (d/b/a IZOLA Bakery)
Statement of Change in Members' Equity
For the Years Ended December 31, 2025 and 2024

	Members' Equity	Accumulated Profit (Deficit)	Total Members' Equity
Balance at January 1, 2024	1,388,584	(154,025)	1,234,559
Net Income(Loss)		(594,541)	(594,541)
Issuance of members' equity, net of equity issuance costs	630,293		630,293
Balance at December 31, 2024	2,018,877	(748,566)	1,270,311
Net Income (Loss)		272,687	272,687
Issuance of members' equity, net of equity issuance costs	352,278		352,278
Balance at December 31, 2025	2,371,155	(475,879)	1,895,276

See auditor's report and the accompanying notes to the financial statements.

8

1. Summary of significant accounting policies

a. *Nature of operations*

Tallgrass Pictures, LLC (d/b/a IZOLA Bakery) (the Company) is a small-batch artisan bakery in San Diego that specializes in hot- from-the-oven croissants and sourdough and takes action on a justice-based mission. The Company is planning to open a dough factory and additional locations in the coming years. The Company has secured a location for its new factory and begun building out the factory for additional capacity needs.

b. *Basis of accounting*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. *Use of estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. *Fair value measurements*

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable

for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity. The fair value of the Company's long-term debt approximates their carrying value as the terms and conditions are comparable to current market conditions or due in a relatively short period of time.

e. *Concentration of credit risk*

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. *Income taxes*

The Company is a limited liability company that has elected to be taxed as a C-corporation.

See Independent Auditor's Report. The accompanying notes are an integral part of these financial statements.

9

The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740, Income Taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company's income tax returns. As of December 31, 2025, the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. There are no estimated interest costs or penalties provided for in the Company's financial statements for the years ended December 31, 2025 and 2024. If at any time the Company should record interest and penalties in connection with income taxes, the interest and the penalties will be expensed within the interest and general and administrative expenses.

For the years ended December 31, 2025, and 2024 the Company had Net Operating Loss carryforwards and reserves as follows:

	2025	2024
Net Operating Loss Carryforwards (federal)	$ 750,679	$1,016,494
Valuation Allowance	$ (750,679)	$(1,016,494)
Net Provision for income tax	-	-

g. *Cash and cash equivalents*

Cash and cash equivalents include short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2025, and 2024 the Company's cash consisted of deposits held in business checking and savings accounts at financial institutions in the United States.

h. *Inventories*

Inventory is stated at the lower of cost (first-in, first-out) or market. The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. The Company did not have any reserves for slow-moving and obsolete inventory at December 31, 2025 and 2024. Inventory as of December 31, 2025, and 2024 consists mostly of raw materials.

i. *Property, plant and equipment*

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Machinery, equipment, furniture and fixtures	20 years

See Independent Auditor's Report. The accompanying notes are an integral part of these financial statements.

10

j. *Leasehold improvements*

Leasehold improvements are recorded as components of property, plant and equipment. ASU 2024-01, Leases (Topic 842): Common Control Arrangements requires amortizing leasehold improvements for leases between entities under common control over the useful life of those assets, regardless of the lease term. Accordingly, the cost of leasehold improvements is charged to depreciation using the straight-line method over the estimated useful lives of the improvements. The Company estimates that leasehold improvements will have a useful life of 20 years. As of December 31, 2025 and 2024, leasehold improvements had yet to be placed in service.

k. *Leases*

In February 2016, the FASB issued guidance ASC Topic 842, Leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard effective January 1, 2022 and recognized and measured leases existing at January 1, 2022 (the beginning of the period of adoption), with certain practical expedients available. Accordingly, the Company applied the guidance to each lease that had commenced as of the adoption date and also elected a package of practical expedients which included the following: no requirement to reassess the following:

(a) whether any expired or existing contracts are, or contain, leases,

(b) the lease classification for any expired or existing leases, and

(c) the recognition requirements for initial direct costs for any existing leases.

The Company excludes short-term leases having initial terms of twelve months or less from the new guidance as an accounting policy election and recognizes rent expense for such leases on a straight-line basis over the lease term. In calculating the related lease liabilities at the time of adoption, the Company utilized historical experience when determining the non-cancelable portion of the lease term and elected to use the risk-free rate as the discount rate. The Company determines if an arrangement is a lease at inception.

On March 27, 2024, the Financial Accounting Standards Board (FASB) issued ASU 2024-01, Leases (Topic 842): Common Control Arrangements, to address two issues related to accounting for arrangements between entities under common control: (1) the terms and conditions to be considered, and (2) leasehold improvements. The new guidance provides a practical expedient for arrangements between entities under common control that allows an in-scope entity to use the written terms and conditions of the arrangement to determine whether it contains a lease, rather than using the legally enforceable terms and conditions. Under this practical expedient, an entity should consider whether the written terms and conditions convey the practical, rather than enforceable, right to control the use of an identified asset. If the arrangement is or contains a lease, the entity must classify and account for that lease based on the written terms and conditions under the practical expedient. The practical expedient applies to both lessors and lessees and can be elected on an arrangement-by-arrangement basis. The Company has elected early adoption of this new standard and has made effective for the years ended December 31, 2025, and 2024.

The Company leases its facility from an entity under common control and has determined that the arrangement qualifies as a lease arrangement. Accordingly, the Company records the lease as operating lease ROU assets and operating lease liabilities (current portion and long-term portion) on the accompanying balance sheet. Operating lease ROU assets and the related lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The operating lease ROU assets also include lease incentives and initial direct costs incurred. For operating leases, interest on the lease liability and the amortization of ROU asset result in straight-line rent expense over the lease term.

See Independent Auditor's Report. The accompanying notes are an integral part of these financial statements.

11

l. *Revenue recognition*

The Company generates revenue from its sale of finished goods and services and records revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers" which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's revenue from its bakery is derived from sales at its location and is recognized at the time of sale. The Company recognizes revenue from production services and studio rental once the services have been delivered.

m. *Cost of goods sold*

Cost of goods sold includes the following expenses: raw material and packaging costs, point of sale credit card and payment processing fees, and costs of labor involved in the baking process, including salaries, payroll taxes, and other benefits.

n. *Advertising expenses*

Advertising and promotional costs are expensed as incurred.

o. *Repair and maintenance*

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

p. *Comprehensive income*

The Company does not have any comprehensive income items other than net income.

2. Property, Plant, Equipment, and Construction in Progress

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

	2025	2024
Machinery and equipment	$ 663,212	$ 663,212
Leasehold improvements	302,546	301,522
Total Cost	987,978	964,734
Total Accumulated Depreciation	(543,187)	(493,788)
Total	$ 444,790	$ 493,165

Depreciation expense for the year ended December 31, 2025 and 2024 was $49,399 and $24,674, respectively.

Construction in progress represents costs incurred for the construction and build-out of the Company's new production facility located at 3320 Fairmount Avenue. Construction in progress includes direct construction costs, materials, contractors, professional fees, permits, and planning that are directly attributable to the project. Construction in progress is not depreciated until the related assets are placed in service, at which time the accumulated costs are reclassified to the appropriate property and equipment categories and depreciated over their useful lives. Construction in progress totaled $1,287,673 and $964,734 at December 31, 2025

See Independent Auditor's Report. The accompanying notes are an integral part of these financial statements.

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and 2024, respectively.

3. Accounts payable

Accounts payable consist of the following:

	2025	2024
Trade accounts payable	$ -	$ 3,439
Credit card liabilities	54,273	132,660
Total	$ 54,273	$ 137,019

4. Debt

a. *In compliance with covenants*

Under certain debt agreements, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios, including debt and capital ratios and revenue levels. Restrictions also exist with respect to the ability of the Company to transfer funds in the form of dividends, loans or otherwise to the shareholders. As of December 31, 2025, the Company was in compliance with these covenants. It is management's opinion that the Company is likely to remain in compliance with all long-term debt covenants throughout the twelve months subsequent to December 31, 2025.

b. *Accounts by period and repayment schedule*

Long-term debt consists of the following:

	2025	2024
Revenue Sharing Note	$ 84,752	$ 89,059
SBA EIDL Loan	307,329	316,494
Total debt	392,081	405,552
Less: current portion	(11,475)	(9,519)
Long-term portion of debt	$ 380,606	$ 396,033

On May 26, 2020 the Company received $122,400 in an Economic Injury Disaster Loan ("EIDL" or the "Loan") from the Small Business Administration ("SBA"). The loan carried an annual interest rate of 3.75% per annum and installment payments, including principal and interest, of $597 monthly beginning 12 months from the date of the note and matures 30 years from the date of the note.

On August 5, 2021, the SBA modified the loan and increased the amount to $317,200. The interest rate was unchanged and the payment increased to $1,601 monthly, beginning 24 months from the date of the original note. The balance of principal interest is due 30 years from the date of the original note.

The Company's Revenue Sharing notes are to be repaid to investors at a rate of .306% of gross revenue, paid quarterly until the maturity date of January 1, 2031, when any balance remaining becomes due in full.

See Independent Auditor's Report. The accompanying notes are an integral part of these financial statements.

Principal repayments on long-term debt over the next five years are as follows:

2026	$	7,241
2027		7,518
2028		7,804
2029		8,102
2030		8,411
Subsequent		341,530
Total	$	380,606

5. Leases

The Company leases facilities for its bakery, production, and storage operations.

Effective July 1, 2024, the Company entered a lease for its bakery premises located at 1429 Island Avenue, San Diego, California. The lease expires on June 30, 2029. Base rent is payable in monthly installments beginning at $15,500 during the first lease year and increasing annually over the lease term. Under the lease agreement, the arrangement is structured as a gross lease; however, the Company is responsible for certain occupancy costs, including utilities and trash service. This lease is included in the measurement of the Company's operating lease right-of-use assets and lease liabilities.

The Company also leases a production facility located at 3320 Fairmount Avenue, San Diego, California under a lease agreement that commenced on July 20, 2022, and expires on July 20, 2047. Base rent is $12,729 per month. Under the lease agreement, the Company is responsible for utilities and services associated with the premises, while the landlord is responsible for real estate taxes and assessments. This lease is with an entity under common ownership and is therefore considered a related-party lease. This lease is included in the measurement of the Company's operating lease right-of-use assets and lease liabilities.

The Company also leased storage space located at 740 13th Street, Suite 321, San Diego, California. The original lease term commenced on July 1, 2020, and expired on June 30, 2021, with monthly base rent of $686. Management has represented that the Company continued to occupy the space on a month-to-month basis during 2024. Payments related to this arrangement were recognized as lease expense as incurred and were not included in the measurement of operating lease right-of-use assets and lease liabilities.

Operating lease right-of-use assets and lease liabilities consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Operating lease ROU assets	$ 2,851,057	$ 3,085,428
Operating lease liabilities (current and noncurrent)	$ 2,851,057	$ 3,085,428

During 2025, cash paid for amounts included in the measurement of operating lease liabilities was $355,616.

Other information related to leases as of December 31, 2025 and 2024 was as follows:

	2025	2024
Weighted average remaining lease term: Operating leases	14 years	17.8 years
Weighted average discount rate: Operating leases	4.18%	4.18%

See Independent Auditor's Report. The accompanying notes are an integral part of these financial statements.

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A summary of the maturity of the Company's lease liabilities is as follows:

2026	$ 331,022
2027	328,410
2028	325,836
2029	237,708
2030	152,748
Subsequent	2,575,138
Total undiscounted lease payments	3,950,862
Less: imputed interest	(1,099,805)
Total lease liabilities	$ 2,851,057

6. Commitments and contingencies

In accordance with ASC 460, Guarantees, the Company has disclosed the following financial guarantees and the associated obligations. The Company has guaranteed certain obligations of 3320 Fairmount LLC, in relation to a loan obtained by 3320 Fairmount LLC from Live Oak Banking Company.

The Company has irrevocably and unconditionally guaranteed the repayment of principal and interest on a $1,160,000 Promissory Note (the "Loan") from Live Oak Banking Company to 3320 Fairmount LLC, an entity owned by the same owners as the Company and therefore a related party. The Loan matures on September 3, 2047, and bears interest at a rate of 6.58% per annum. The guarantee obligates the Company to perform in the event that 3320 Fairmount LLC fails to make timely payments of principal and interest. The guarantee remains in effect until the Loan is fully repaid. As of December 31, 2025, the outstanding principal balance of the Loan was $1,109,930. The Company would be required to perform under the guarantee if 3320 Fairmount LLC fails to make any required payments of principal or interest on the Loan when due. In the event the Company is required to perform under the guarantee, it has rights of indemnity against 3320 Fairmount LLC for any amounts paid under the guarantee. The Company believes that it is remote that 3320 Fairmount LLC will fail to meet its obligations under the Loan.

A prior loan obligation of 3320 Fairmount LLC that had previously been guaranteed by the Company was fully extinguished in October 2025. The payoff was funded through related-party financing provided by Tallgrass Pictures, LLC. Accordingly, that obligation is no longer outstanding as of December 31, 2025.

The maximum potential amount of future principal payments the Company could be required to make under this guarantee is $2,050,000, plus any accrued but unpaid interest.

The Company has not received any fees from 3320 Fairmount LLC for providing the guarantee.

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. Note Receivable

On November 5, 2025, the company entered into a promissory note with 3320 Fairmount LLC as the borrower, under which the Company agreed to lend $211,000 to extinguish the Live Oak Obligation referred to in note 6 above. The obligation bears interest at 7.00% per annum and requires monthly payments of $1,439.19 beginning December 1, 2025, Payments are applied first to accrued interest and then the principal. The note is fully amortized over a 25-year term and matures on November 1, 2050. The borrower may prepay this note, in whole or in part, without penalty. The Company has classified this arrangement as a related-party note receivable.

See Independent Auditor's Report. The accompanying notes are an integral part of these financial statements.

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As of December 31, 2025, the outstanding principal balance was approximately $211,209, of which $3,251 was classified as current and $207,958 was classified as long-term.

8. Revenue Sharing Note Payable

In 2022, the Company entered into a revenue sharing note arrangement facilitated through Mainvest. Under the arrangement, the Company issued revenue sharing notes to multiple investors (noteholders) through the platform. The agreement provides that payments are made to the holders on a pro rata basis based on their respective interests in the offering.

The notes are unsecured and subordinated to certain other indebtedness of the Company. The Company is required to make quarterly payments equal to 0.306% of revenue, as defined in the agreement. The notes mature on January 1, 2031. Any unpaid remaining balance at the maturity date becomes due in a final balloon payment. The agreement also includes a contractual repayment cap based on the terms of the offering.

As of December 31, 2025 and December 31, 2024, the outstanding long-term balance of the revenue sharing notes was $80,252, and $86,259, respectively, with the current portions being $4,500 and $2,800 respectively.

9. Equity

The Company has raised capital through the issuance of membership units to investors, including securities offered pursuant to SEC Regulation Crowdfunding ("Reg CF"). Reg CF is a federal securities exemption that permits eligible private companies to raise capital from accredited and non-accredited investors through an eligible intermediary, subject to offering limits, required disclosures, investor protections, and ongoing filing requirements.

In connection with these offerings, the Company entered into an engagement agreement with MicroVenture Marketplace, Inc. to act as the Company's exclusive intermediary and provide funding portal and offering support services. Under the agreement, the Company has sold 441,492 units of membership units pursuant to Reg CF. The Company was required to provide MicroVentures with information, data, materials, and financial statements for use in the offering and related SEC filings. MicroVentures was authorized to review offering materials, perform required anti-fraud diligence and bad actor background checks, post offering materials on its platform, facilitate investor communications and subscriptions, and file or assist in filing offering documents with the SEC, including Forms C, C/A, C-U, and C-AR, together with related exhibits and amendments. Upon the initial filing of offering materials with the SEC, MicroVentures was authorized to commence the offering by posting such materials on its platform for public viewing. MicroVentures was entitled to a 2% commission on investments raised, payable from offering proceeds at closing.

Pursuant to the Company's operating agreement, the Company has authorized and issued a total of 12,000,000 membership units, of which Jeffrey Lamont Brown held 9,600,000 units (80%) and Jennifer Chen held 2,400,000 units (20%), prior to giving effect to membership units issued in subsequent crowdfunding offerings. As of the close of the Company's most recent equity tranche in April 2025, ownership of the Company was approximately 71% owned by Jeffrey Brown, 18% Jennifer Chen, and 11% held by outside investors.

The Company's majority ownership and control remain with Jeffrey, who holds a controlling ownership interest and retains significant governance rights under the operating agreement. Although outside investors have certain voting and governance rights as members, those rights are limited and do not provide day-to-day operating control or unilateral authority over financing or capital decisions. Outside investors are minority holders and, individually or as a class, do not have rights senior to the Company's bank debt. Minority investors do not have unilateral rights to veto loans or otherwise control the Company's borrowing decisions; such matters remain subject to the Company's governing documents and majority control structure. The Reg CF equity represents permanent capital of the Company and is non-redeemable and non-callable. Investors do not have a contractual right to require the Company to repurchase their interests or withdraw capital. The operating agreement includes restrictions on the transfer of membership interests and may include provisions that permit or require members to participate in certain transactions, including drag-along provisions, which may limit individual investor liquidity and control. Investor returns are generally limited to distributions, if and when declared by the Company, transfers permitted under applicable restrictions, or proceeds realized upon a company sale, liquidation, or similar liquidity event in accordance with the governing agreements. Distributions, if any, are made at the discretion of the Manager, subject to the terms of the operating agreement and applicable law. Members do not have a contractual right to require distributions.

See Independent Auditor's Report. The accompanying notes are an integral part of these financial statements.

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Amounts received from the issuance of membership units are presented as investor equity within members' equity in the accompanying balance sheets. These equity interests represent permanent capital and are not reflected as debt obligations. Based on the Company's SEC crowdfunding filing history, the Company filed multiple Reg CF-related forms, including original Form C offering statements, Form C/A amendments, and Form C-U progress updates, together with additional amendments and updates through 2025, consistent with the Company's crowdfunding activities and related compliance requirements. The company has not filed form C-AR (annual reports for 2024 and 2025), they will be filed this year once completed.

Investor equity totaled $2,267,338 and $1,915,062 as of December 31, 2025, and December 31, 2024, respectively.

10. Subsequent events

Management evaluated subsequent events as of April 7, 2026, the date these financial statements were available to be issued. On June 27, 2024, the company commenced operations at its new retail location at 1429 Island Avenue. Other than this matter, no events occurred that would require recognition or disclosure in the accompanying financial statements.